Exhibit 99.1

Regulatory release

Royal Dutch Shell plc

Consolidated Financial Statements 2004

Today, Royal Dutch Shell plc released its Consolidated Financial Statements 2004 prepared under Accounting Principles Generally Accepted in the United States, including notes.

The Consolidated Financial Statements and related report published today give retroactive effect for the periods presented to the unification of Royal Dutch Petroleum Company (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) under one company, Royal Dutch Shell plc, which has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of the Royal Dutch/Shell Group, Royal Dutch and Shell Transport as described therein. The Consolidated Financial Statements and related report can be downloaded from www.shell.com/results or www.sec.gov.

Contact — Investor Relations
UK:	David Lawrence	+44 20 7934 3855
UK:	Gerard Paulides	+44 20 7934 6287
Continental Europe:	Bart van der Steenstraten	+31 70 377 3996
USA:	Harold Hatchett	+1 212 218 3112
Contact — Media
UK & International:	Stuart Bruseth	+44 20 7934 6238
	Andy Corrigan	+44 20 7934 5963
	Simon Buerk	+44 20 7934 3453
	Lisa Givert	+44 20 7934 2914
	Bianca Ruakere	+44 20 7934 4323
	Bernadette Cunnane	+44 20 7934 2713
	Susan Shannon	+44 20 7934 3277
The Netherlands:	Shell Media contact	+31 70 377 8750